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                                    VocalTec


 VocalTec Furnishes to the U.S. Securities and Exchange Commission Tdsoft Ltd.'s
                        2004 Audited Financial Statements


HERZLIA, Israel, November 18, 2005 - VocalTec Communications Ltd. (Nasdaq: VOCL) (the "Company"), a telecom equipment provider offering packet voice solutions for carriers and service providers, today announced that it has furnished to the U.S. Securities and Exchange Commission under cover of a Form 6-K the audited financial statements of Tdsoft Ltd. ("Tdsoft") for the year ended December 31, 2004. Such financial statements were furnished pursuant to the Company's undertaking to provide the Company's shareholders with Tdsoft's audited financial statements for the year ended December 31, 2004 upon receipt thereof (which undertaking was set forth in the proxy statement sent by the Company to its shareholders on November 2, 2005 in connection with the Share Sale and Purchase Agreement dated as of October 27, 2005 by and among the Company, Tdsoft and shareholders of Tdsoft).

The Company assumes no responsibility as to the accuracy or completeness of the financial statements of Tdsoft.

About VocalTec Communications Ltd.

VocalTec is a telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base includes Deutsche Telekom, Intelcom San Marino (a subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(R) Softswitch Platform offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN. www.vocaltec.com

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its

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customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:
VocalTec Communications Ltd.
Carmen Deville
Public and Investor Relations Manager
Tel: (US) 201-228-7000 x 6208
(Israel) +972-9-9707885
carmen@vocaltec.com